Exhibit 99.1

FOR IMMEDIATE RELEASE

CNOOC Ltd’s Wenchang Fields Start Trial Production Successfully

(Hong Kong, July 2, 2008) - CNOOC Limited (the "Company" or “CNOOC Ltd.”; NYSE “CEO”, SEHK “0883”) today announces that leading by Wen 19-1, WenChang (Wen) oil fields have successfully run into trial production stage. Currently, through 7 wells the fields can produce approximately 14,000 barrels of oil per day.

Wen oil fields, which is located in the Pearl River Mouth Basin in the Western South China Sea, consist of four oil fields, namely 19-1, 15-1, 14-3 and 8-3. The development facilities contain five wellhead platforms, one FPSO and 26 producing wells.

Wen 19-1 is the first among the oil fields to start production, and its peak daily production is expected to reach over 18,800 barrels. The other three fields will come on stream this year as well.

Mr. Liu Jian, Executive Vice President of the Company said, “Joint development model is adopted in Wen oil fields in order to reduce the development cost as well as to exploit the oil reserves more efficiently. We anticipate the oil fields will produce more efficiently and contribute to the production growth of the Company.”

CNOOC Ltd. holds 100% interest of the fields and acts as the operator.

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

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For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com